UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hayward Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

421298 100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 421298 100	13G	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Investors III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 67,378,948*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 67,378,948*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,378,948*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.0%*
12.	TYPE OF REPORTING PERSON PN

*	See Item 4

CUSIP No. 421298 100	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Investors III (Employee), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,159,137*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,159,137*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,159,137*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%*
12.	TYPE OF REPORTING PERSON PN

*	See Item 4

CUSIP No. 421298 100	13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Associates III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 71,538,085*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 71,538,085*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,538,085*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.8%*
12.	TYPE OF REPORTING PERSON PN

*	See Item 4

CUSIP No. 421298 100	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON CCMP Capital Associates III GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 71,538,085*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 71,538,085*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,538,085*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.8%*
12.	TYPE OF REPORTING PERSON OO

*	See Item 4

CUSIP No. 421298 100	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON CCMP Capital, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 71,538,085*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 71,538,085*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,538,085*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.8%*
12.	TYPE OF REPORTING PERSON PN

*	See Item 4

CUSIP No. 421298 100	13G	Page 7 of 11 Pages

1.	NAME OF REPORTING PERSON CCMP Capital GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 71,538,085*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 71,538,085*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,538,085*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.8%*
12.	TYPE OF REPORTING PERSON OO

*	See Item 4

Item 1(a) Name of Issuer

Hayward Holdings, Inc. (the “Issuer”)

Item 1(b) Address of Issuer’s Principal Executive Offices

400 Connell Drive, Suite 6100, Berkeley Heights, NJ 07922

Item 2(a) Name of Person Filing

This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) CCMP Capital Investors III, L.P. (“CCMP Capital Investors”)

(ii) CCMP Capital Investors III (Employee), L.P. (“CCMP Employee”)

(iii) CCMP Capital Associates III, L.P. (“CCMP Capital Associates”)

(iv) CCMP Capital Associates III GP, LLC (“CCMP Capital Associates GP”)

(v) CCMP Capital, LP (“CCMP Capital”)

(vi) CCMP Capital GP, LLC (“CCMP Capital GP”)

The Reporting Persons have entered into a Joint Filing Agreement, dated February 4, 2022, attached hereto as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b) Address of Principal Business Office

All Reporting Persons: c/o CCMP Capital Advisors, LP, 200 Park Avenue, Suite 1700, New York, NY 10166

Item 2(c) Citizenship

All Reporting Persons: Delaware

Item 2(d) Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e) CUSIP Number

421298 100

Item 3 Statements filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c)

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership

(a) Amount beneficially owned

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own in the aggregate 71,538,085 shares of the Issuer’s Common Stock, representing, in the aggregate, approximately 30.8% of the Issuer’s total Common Stock outstanding.

The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 232,077,812 shares of Common Stock outstanding as of October 25, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended October 2, 2021 filed with the Securities and Exchange Commission on October 27, 2021.

The Common Stock reported herein is directly held by CCMP Capital Investors and CCMP Employee (together, the “Funds”). The general partner of each of the Funds is CCMP Capital Associates. The general partner of CCMP Capital Associates is CCMP Capital Associates GP. CCMP Capital Associates GP is wholly owned by CCMP Capital. The general partner of CCMP Capital is CCMP Capital GP.

CCMP Capital GP ultimately exercises voting and dispositive power over the securities held by the Funds. As a result of these relationships, each of CCMP Capital Associates, CCMP Capital Associates GP, CCMP Capital and CCMP Capital GP may be deemed to share beneficial ownership of the Common Stock held by the Funds.

Each of CCMP Capital Associates, CCMP Capital Associates GP, CCMP Capital and CCMP Capital GP may be deemed to beneficially own in the aggregate 71,538,085 shares of the Issuer’s Common Stock, consisting of 67,378,948 shares held by CCMP Capital Investors and 4,159,137 shares held by CCMP Employee.

In connection with the consummation of the initial public offering of the Common Stock, the Funds entered into an Amended and Restated Stockholders’ Agreement (“Stockholders’ Agreement”) with the Issuer and certain affiliates of MSD Partners, L.P. (“MSD”) and Alberta Investment Management Corporation (“AIMCo”) pursuant to which the CCMP Investors and MSD have agreed to coordinate with respect to the timing and manner of disposition of shares of the Common Stock held by them, and AIMCo has also agreed to certain restrictions on the transfer of its shares of Common Stock. By virtue of the Stockholders’ Agreement, the CCMP Investors, MSD and AIMCo may be deemed to be members of a group for the purposes of Section 13(d) of the Securities Exchange Act of 1934.

Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 179,852,865 shares of Common Stock, representing approximately 76.9% of the Common Stock of the Issuer outstanding, as of December 31, 2021. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholders’ Agreement. Certain entities affiliated with MSD and AIMCo are separately making Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

(b) Percent of Class

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. The percentages represent the percentage of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(ii) Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(iv) Shared power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8 Identification and Classification of Members of the Group

Not applicable

Item 9 Notice of Dissolution of Group

Not applicable

Item 10 Certification

Not applicable

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

CCMP CAPITAL INVESTORS III, L.P.
CCMP CAPITAL INVESTORS III (EMPLOYEE), L.P.

By: CCMP Capital Associates III, L.P., its general partner
By: CCMP Capital Associates III GP, LLC, its general partner

By:	/s/ Mark McFadden
Managing Director

CCMP CAPITAL ASSOCIATES III, L.P.

By: CCMP Capital Associates III GP, LLC, its general partner

By:	/s/ Mark McFadden
Managing Director

CCMP CAPITAL ASSOCIATES III GP, LLC

By:	/s/ Mark McFadden
Managing Director

CCMP CAPITAL, LP
By: CCMP Capital GP, LLC, its general partner

By:	/s/ Mark McFadden
Managing Director

CCMP CAPITAL GP, LLC

By:	/s/ Mark McFadden
Managing Director